REVISED PRELIMINARY OPPOSITION PROXY MATERIAL

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                          376 MAIN STREET, P.O. BOX 74
                              BEDMINSTER, NJ 07921
                                 (908) 234-1881



                                                                    July__, 1998

Dear Fellow Cortech Stockholder:


     We and two other investors ("Asset Value") own approximately 15% of the outstanding shares ("Cortech Shares") of Cortech, Inc. ("Cortech"), which makes us by far Cortech's largest stockholders. We believe that the incumbent Board has exercised poor judgment in governing Cortech and that Asset Value's nominees would provide better leadership because they are not tied to what we think are the failures of the past. That is why we are seeking control of the Board by electing our nominees to the Board.1

     At the end of fiscal 1997, Cortech had net assets of only $15.4 million after losing over $70 million since 1993 in a failed attempt to exploit Cortech's technology. The Board then proceeded to expend $673,000 of Cortech's limited resources promoting a merger with BioStar, Inc. (the "Merger"), a company with a $5.6 million negative net worth even though Asset Value warned the Board from the start that the Merger was not in the interests of stockholders2 who, Asset Value said, would never approve such a transaction. The Merger was canceled on May 7, 1998. ONLY ASSET VALUE WAS WILLING TO SPEND ITS TIME AND MONEY TO PUBLICLY OPPOSE THE MERGER!

       We ask you. Do you want Cortech led into the future by an incumbent
              Director or any other nominee connected to this past?

--------
     1 Asset Value is also asking stockholders to approve an amendment to the By-laws which would increase the number of directors from five to seven creating a total of four vacancies. If these four vacancies are filled with Asset Value's nominees, control of Cortech will transfer to Asset Value. Management has indicated that it may propose to declassify the Board which, if approved, would mean all five seats on the Board would be open. In this case, Asset Value would seek to elect five nominees who, if elected, would comprise the entire Board. If the Board is not declassified or increased, Asset Value will seek to elect two of its nominees to fill the two vacancies which would then be available.

     2 Asset Value has not retained an independent financial adviser and its conclusions are solely based on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material for the Merger, including the opinion of management's financial adviser.

                              Don't take a chance.
                               Vote for a change.
                        Vote for Asset Value's nominees!

                                 MORE RED INK !

     After the termination of the Merger, Cortech's Form 10-Q for the first quarter of 1998 revealed that Cortech's losses not only continued but increased compared to last year. In a quarter with No research and development activities and No revenues, Cortech still had approximately 15 full-time3 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000. After the Form10-Q was filed Kenneth Lynn, the former CEO, left Cortech, taking with him, what we would call, a "departure bonus" of almost $500,000, another 3.5% of Cortech's remaining cash of $14.3 million. The calculation of the $500,000 departure bonus was derived by adding 20 months of salary ($442,000), future consulting fees of an undisclosed amount and health insurance coverage for 18 months estimated at $600 per month as reported in Cortech's Form 8-K filed on May 18, 1998.

                         What would this Board do next?

     Well one thing it would not do -at least not voluntarily- is call this Annual Meeting within the 13 months required by Delaware law. Instead Asset Value had to file a lawsuit to compel the Board to let stockholders decide who will determine Cortech's future. THIS MEETING WAS ORDERED BY THE CHANCERY COURT OF DELAWARE ONLY AFTER A LAWSUIT WAS FILED BY ASSET VALUE TO COMPEL A MEETING.

     Ask yourself why the Cortech Board would spend Cortech's limited resources to defend against a demand to hold an annual meeting as required by law?




----------
     3 Cortech does not disclose whether there are additional part-time employees and consultants still hanging on. Asset Value considers a shutdown of Cortech an alternative which must be considered, particularly in view of the continued losses reported in the first quarter of 1998. Such a course however, has risks, including the possible further diminishment of Cortech's technology and the possible cessation of Cortech as a going concern. The matter would be further evaluated with current employees once Asset Value gained control, therefore, there is no assurance that Cortech would be shut down.

     We think one reason is because the Board and its nominees did not want you to ask this question:

                 ARE YOU BETTER OFF NOW THAN YOU WERE FIVE YEARS
                                      AGO?

     In what we think is the biggest bull market in history, Cortech Stock prices have declined from $18.25 per share in 1993 to $.50 per share in 1998, making Cortech, by any comparison, in our view, one of the poorest stock market performers during this period. --AND THAT'S NO BULL!


                                  COMPARISON OF
                CORTECH'S STOCK PERFORMANCE (NASDAQ SYMBOL-CRTQ)
                                       TO
                      THE NASDAQ BIOTECHNOLOGY INDEX (IXBT)
                                     AND THE
                AMERICAN STOCK EXCHANGE BIOTECHNOLOGY INDEX (BTK)

 [GRAPH THE ABOVE]


               Cortech         IXBT        BTK
               ------          -----      ------
1993          $18.25          197.88      115.78

1994           14.25          161.40       82.06

1995            3.65625       304.30      133.77

1996            3.8125        314.48      144.56

1997            2.03125       304.89      163.28

7/17/1998        .50          335.15      144.16



                              NOT A PRETTY PICTURE!

                              TOO LITTLE, TOO LATE

     Seven months after Asset Value first asked for representation on the Board; long after the Board was sued for misfeasance; after Cortech had spent $673,000 on the failed Merger; after Cortech had lost another approximately $3.4 million from operations (from September 30, 1997 through March 31, 1998), finally on May 11, 1998 the Cortech Board expressed an interest in meeting with Asset Value's manager, Paul Koether. By this time, Asset Value had already spent or committed significant amounts of its own funds (estimated to exceed $125,000 including counsel fees and management time) in opposing the Merger and in securing control of the Board because it believed that a change in course for Cortech was absolutely essential and because it believed that a Board controlled by the incumbents would not embrace the necessary changes. Asset Value thought that the Board's offer to meet, in and of itself, was too little too late.

                  THE BOARD'S VERSION OF STOCKHOLDER DEMOCRACY

     This Board called this Meeting only after Asset Value filed to have the Delaware courts compel the Board to hold the Meeting. We ask you: Why would the Board fail to call a meeting within the time required by law? Why is the Board spending your money and our money to delay what we believe will be the day of reckoning when the stockholders will finally be given a choice between what in our view, is the failed past and what we think will be a better future. In making this choice, we ask you to consider that Asset Value has committed not to seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit. Moreover Asset Value's nominees do not intend to take any fees for managing Cortech.

                               SAME OLD; SAME OLD

     Bert Fingerhut, an incumbent Cortech director, replaced Kenneth Lynn as CEO. Mr. Fingerhut responded to Asset Value's request for majority control of the Board by offering to declassify the Board and to designate one Asset Value nominee on a five member slate. In addition to himself and incumbent Charles Cohen, Mr. Fingerhut's proposed slate would include stockholders Edward Finkelstein and John Papp. Mr. Fingerhut described Messrs Finkelstein and Papp as newcomers but we believe they are two cronies of management. As Mr. Fingerhut, himself disclosed, "As you know, Mr. Finkelstein and his associates have a significant ownership stake in Cortech" (although Mr. Finkelstein and his unnamed associates presumably own less than 5% since no Schedule 13D has been filed) and "Dr. Papp is familiar with Cortech's intellectual property from his service as a Director of CDC, a research and development affiliate of Cortech." (emphasis added).

                         TIME AND MONEY ARE RUNNING OUT!

     On May 18, 1998, CEO Kenneth Lynn left Cortech. We believe that Mr Lynn was made a scapegoat for what we think is Cortech's prior mismanagement. But in our opinion, Mr. Lynn was a symptom of what is wrong with Cortech not the source, at least, in our view, not the only source. In the past five years (including the first quarter of 1998), Cortech has lost over $70 million, and as of March 31, 1998, had cash of only $14.3 million. We ask, does Lynn's departure absolve the incumbent Board members of their responsibility for these losses? We think the answer is a resounding No!

                  PICTURE OF HOUR GLASS WITH CONTENTS READING



                                                             CASH REMAINING AT
                                                             MARCH 31, 1998
                                                             $14.3 million





                                                             CASH LOSSES FROM
                                                             INCEPTION (1982) TO
                                                             DATE $86 million!!!






     And we ask where were Mr. Fingerhut's recommended nominees, Mr. Finkelstein and Dr. Papp while Cortech was losing all this money? Right behind the Board, we think!

                         THE SHAPE OF THINGS TO COME 4

     So, what will Asset Value do if it obtains control of the Cortech Board? We believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners and by publicly stating that the Board was conducting an open bidding process for control of Cortech. If elected Asset Value's nominees will take these steps. Asset Value has no specific merger partner in mind and has considered possible alternatives for the future of Cortech only in a preliminary way. In the course of its own business, however, Asset Value constantly reviews investment opportunities and in connection with this process has seen companies which might be attractive strategic partners for Cortech although additional analysis would be required to determine whether any of these companies are a fit with Cortech.


     The principal standards for seeking a candidate would be balance sheet quality and positive earnings. Asset Value also believes that a private company which seeks a public market or a public company which needs Cortech's assets to qualify for NASDAQ, would consider these attributes as well as cash in calculating Cortech's value. As of March 31, 1998, Cortech's total assets were $14.9 million of which cash and cash equivalents were $14.3 million. Asset Value is not sure, however, that there are potential acquisitions or mergers that would be attractive for Cortech. One thing is certain however, Asset Value will not seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit.

     Now it is time for the Annual Meeting; time for the stockholders to re-evaluate the past leadership of Cortech and time to consider a change. We believe that Asset Value has the same interests as all other stockholders which it believes will be a change from this management - a substantial change.

                              PLEASE ASK YOURSELF:

                 DO YOU WANT A BOARD COMPRISED OF ANY DIRECTORS
                  WHO SERVED WHILE CORTECH WAS LOSING ALL THIS
                                     MONEY?

               DO YOU WANT FUTURE TRANSACTIONS SELECTED BY ANYONE
              WHO EITHER APPROVED THE MERGER OR STOOD SILENT WHILE
                            THE MERGER MOVED FORWARD?

                  WE HOPE YOUR ANSWER WILL BE : CERTAINLY NOT!

               PLEASE SEND THE WHITE PROXY CARD TO ASSET VALUE AND


--------
         4H.G. Wells

                VOTE TO DECLASSIFY THE BOARD(if it is proposed by
               management); TO INCREASE THE BOARD (if the Board is
                            not declassified) AND TO
                          ELECT ASSET VALUE'S NOMINEES.

                    IT'S TIME FOR A CHANGE; VOTE FOR CHANGE;
                              VOTE FOR ASSET VALUE.

                          SEND IN THE WHITE PROXY CARD
             VOTE YES TO DECLASSIFY THE BOARD (If it is proposed by
          management) OR TO INCREASE THE BOARD (if declassification is not proposed) BUT IN ANY EVENT:

                     VOTE FOR ALL OF ASSET VALUE'S NOMINEES!

                                    IMPORTANT

     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at
(908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814